[Milbank Tweed Hadley and McCloy LLP Letterhead]

VIA FACSIMILE AND EDGAR

November 17, 2006

    Re:
    Acceleration Request for AerCap Holdings N.V.
    Registration Statement on Form F-1 (File No. 333-138381)

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brigitte Lippman

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, AerCap Holdings N.V., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m. EDT on Monday November 20, 2006, or as soon as practicable thereafter. We ask, however, that the Commission staff not accelerate such effectiveness until we speak with you on that date.

        Please call me (212-530-5505) or Paul E. Denaro (212-530-5431) with any questions.

Very truly yours,
/s/ DOUGLAS A. TANNER Douglas A. Tanner

[AerCap Letterhead]

                        November 17, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

    Re:
    Registration Statement on Form F-1
    File No.: 333-138381

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form F-1, as amended (the "Registration Statement"), of AerCap Holdings N.V. (the "Company") be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on November 20, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the ordinary shares specified in the above-referenced Registration Statement.

        Pursuant to this request, the company acknowledges that:

    •
    should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

    •
    the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Douglas Tanner (212) 530-5505 or Paul Denaro (212) 530-5431 of Milbank, Tweed, Hadley & McCloy LLP with any questions.

Very truly yours,
AERCAP HOLDINGS N.V.
By:	/s/ KLAUS HEINEMANN Klaus Heinemann Chief Executive Officer

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November 17, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AerCap Holdings N.V. Registration Statement No. 333-138381

Dear Sir or Madam:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form F-1 (File No. 333-138381) as filed on November 2, 2006 and the Preliminary Prospectus dated November 2, 2006, were distributed during the period November 2, 2005 through Noon November 17, 2005, as follows:

Registration Statement	Preliminary Prospectus
9 to 9 Underwriters	18,004 to 9 Underwriters
0 to 0 Dealers
1,149 to 1,149 Institutions
45 to 45 Others
Total: 5	Total: 19,198

        The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

        In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of AerCap Holdings N.V. for acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective at 2:00 p.m. on November 20, 2006 or as soon as practicable thereafter.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED GOLDMAN, SACHS & CO. LEHMAN BROTHERS INC. as Representatives of the several Underwriters
By:	MORGAN STANLEY & CO. INCORPORATED. on behalf of the Representatives
By:	/s/ KENNETH POTT Name: Kenneth Pott Title: Managing Director

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